UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*



                          AMERICAN CONSTRUCTION COMPANY
                          -----------------------------
                                (Name of Issuer)


                                  C0MMON SHARES
                                  -------------
                         (Title of Class of Securities)

                                   025229 10 5
                                   -----------
                                 (CUSIP Number)

                               Charles Jeff Mabry
               4340 East Charleston Avenue, Phoenix, Arizona 85032
                             Telephone: 602-953-6356
                             -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 25, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Charles Jeff Mabry

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  N/A

     (b)  N/A

3.   SEC Use Only

.................................................................................

4.   Source of Funds (See Instructions)

     PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     N/A

6.   Citizenship or Place of Organization

     United States

Number of          7.   Sole Voting Power YES
Shares
Beneficially       8.   Shared Voting Power NO
Owned by
Each               9.   Sole Dispositive Power YES
Reporting
Person With        10.  Shared Dispositive Power NO

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,100,000 Common Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

     N/A

13.  Percent of Class Represented by Amount in Row (11)

     55.58%

14.  Type of Reporting Person (See Instructions)

     HC and IN

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") issued by American Construction Corporation., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 4340 East Charleston Avenue, Phoenix, Arizona 85032.


Item 2.  Identity and Background.
---------------------------------

This statement is filed by Mr. Charles Jeff Mabry, an individual person who is a citizen of the United States (the "Reporting Person") and whose address is 4340 East Charleston Avenue, Phoenix, Arizona 85032. The Reporting Person is President, CEO, CFO, Secretary, Treasurer and Director of the Issuer.

Mr. Mabry has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Considerations.
------------------------------------------------------------

On August 5, 2002 pursuant to Rule 506 of Regulation "D" the Company issued 5,100,000 shares to its director, Jeff Mabry at $0.001 per share for total consideration of $5,100.


Item 4.  Purpose of Transaction
-------------------------------

On August 5, 2002, Mr. Mabry purchased the securities of the issuer because he was the founder of the company and the controlling shareholder. On June 2, 2003 pursuant to Rule 506 of Regulation "D" the Company entered into agreements with investors to purchase securities of the issuer for $0.001 per share for total consideration of $4,075. At this time Mr. Mabry is operating the business and attempting it to grow through internal growth. There is no intention at this time to transfer a material amount of assets of the Company or its subsidiary and there is no intention to change the Board of Directors. Mr. Mabry is the sole director. In addition there is no material change in the present capitalization or dividend policy of the Company nor in the articles of incorporation of the Company and at present no shares of the Company are listed on an exchange or quotation service. The Company has applied to the NASD to have its shares listed on its over the counter bulletin board quotation service.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

As of the date of the Reporting Event, the Reporting Person beneficially owned 5,100,000 shares of the Issuer's stock, comprising approximately 55.58% of the shares common stock outstanding. The percentage used herein was calculated based upon the 9,175,000 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of the date of the Reporting Event.

The Reporting Person has sole voting and dispositive powers with respect to 5,100,000 shares of Common Stock which he owns. The Reporting Person did not effect other transactions in the shares of the Common Stock.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------------------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

N/A


Item 7.  Material to be Filed as Exhibits.
------------------------------------------

N/A

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2004


/s/ Charles Jeff Mabry
----------------------
Charles Jeff Mabry